UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13GA
Under the Securities Exchange Act of 1934
(Amendment No. 4)

MUELLER WATER PRODUCTS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

624758108
(CUSIP Number)

February 13, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[] Rule 13d-1(b)
[X] Rule 13d-1(c)
[] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
SOCIETE GENERALE

2.
Check the Appropriate Box if a Member of a Group
(a) [  ]
(b) [  ]

3.
SEC Use Only

4.
Citizenship or Place of Organization
France

*Number of Shares Beneficially Owned by Each Reporting Person With

5.
Sole Voting Power
1,395,832

6.
Shared Voting Power
0

7.
Sole Dispositive Power
1,395,832

8.
Shared Dispositive Power
0

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
1,395,832

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)
[  ]

11.
Percent of Class Represented by Amount in Row (9)
4.780%

12.
Type of Reporting Person:
OO

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons
(entities only).
SG AMERICAS SECURITIES, LLC

2.
Check the Appropriate Box if a Member of a Group
(a) [  ]
(b) [  ]

3.
SEC Use Only

4.
Citizenship or Place of Organization
Delaware

*Number of Shares Beneficially Owned by Each Reporting Person With

5.
Sole Voting Power
24,658

6.
Shared Voting Power
0

7.
Sole Dispositive Power
24,658

8.
Shared Dispositive Power
0

9.
Aggregate Amount Beneficially Owned by Each Reporting Person
24,658

10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)
[  ]

11.
Percent of Class Represented by Amount in Row (9)
0.0844%

12.
Type of Reporting Person:
OO; BD

Item 1(a).
Name of Issuer:
Meuller Water Products, Inc. (the Issuer)

Item 1(b).
Address of Issuer's Principal Executive Offices:
1200 Abernathy Road
NE Suite
Atlanta, GA, 30328
United States

Item 2(a).
Name of Person Filing
This Statement is filed on behalf of each of the following persons (collectively, the Reporting Persons):

i)   Societe Generale ("SocGen"); and,
ii)  SG Americas Securities, LLC ("SGAS").

SGAS is a Delaware limited liability company and a wholly-owned subsidiary of SocGen, a French bank.

SGAS is also a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended, and a member of the New York Stock Exchange, Inc.and the National Association of Securities Dealers, Inc.

Item 2(b).
Address of Principal Business Office or, if None, Residence

The address of the principal business office of SocGen is 29, Boulevard Haussmann, 75009, Paris, France.

The address of SGAS is
1221, Avenue of the Americas, New York, 10020.

Item 2(c).
Citizenship

i)    SocGen is a French company; and,
ii)   SGAS is a Delaware limited liability company.

Item 2(d).
Title of Class of Securities:
Common Stock, par value $0.01 per share (the "Shares")

Item 2(e).
CUSIP Number:
624758108

Item 3.
If This Statement is Filed Pursuant to
240.13d-1(b) or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

(a)[  ]
Broker or dealer registered under Section 15 of the Exchange Act.

(b)[  ]
Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)[  ]
Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)[  ]
Investment company registered under Section 8 of the Investment Company Act.

(e)[  ]
An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)[  ]
An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)[  ]
A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)[  ]
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)[  ]
A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)[  ]Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.
Ownership:

Item 4(a)
Amount Beneficially Owned:
As of December 25, 2007, each of SocGen and SGAS may be deemed to beneficially own 1,420,490 of the Class A Common Shares of the Issuer.

Item 4(b)
Percent of Class:
The number of Shares of which SocGen and SGAS may be deemed to be the beneficial owner constitutes 4.864% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent quarterly report on Form 10-Q, there were 29,199,935 Shares outstanding as of December 31, 2007).

Item 4(c)
Number of Shares of which such person has:
SocGen and SGAS:

(i) Sole power to vote or direct the vote:
1,420,490
(ii) Shared power to vote or direct the vote:
0
(iii) Sole power to dispose or direct the disposition of:
1,420,490
(iv) Shared power to dispose or direct the disposition of:
0

Item 5.
Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
[X]

Item 6.
Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable

Item 7.
Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By   the Parent Holding Company:
This Item 7 is not applicable.

Item 8.
Identification and Classification of Members of the Group:
This Item 8 is not applicable.

Item 9.
Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.
Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief,the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2008
SOCIETE GENERALE
By: _/s/ Francois Barthelemy
----------------------------
Name: Francois Barthelemy
Title:   Managing Director

Date: February 20, 2008
SG AMERICAS SECURITIES, LLC
By: Societe Generale
----------------------------
Its Sole Member

By: _/s/ Francois Barthelemy
----------------------------
Name: Francois Barthelemy
Title:   Managing Director